SUB-ITEM 77K: Changes in Registrant's Certifying Accountant.



PricewaterhouseCoopers LLP were previously the independent accountants for The Mexico Equity and Income Fund, Inc.. The decision to change the independent accountants was resolved by the board of directors in the meeting on June 20, 2002 and Tait, Weller & Baker were appointed as independent accountants. PricewaterhouseCoopers LLP had served as independent accountants for each of the two years in the period ended July 31, 2001. The audit report of PricewaterhouseCoopers LLP on the financial statements of The Mexico Equity and Income Fund, Inc. for each of the two years in the period ended July 31, 2001 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of each of the two years in the period ended July 31, 2001 and the subsequent interim period through June 20, 2002, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their report on the financial statements for such years.

The Registrant represents that it had not consulted with Tait, Weller & Baker at any time prior to their engagement with respect to the application of accounting principles to a specified transaction, either completed or proposed: or the type of audit opinion that might be rendered on the Registrant's financial statements.